Exhibit 99.9
Amendment No. 3 to 2000 Plan
Clause relating to term of 2000 plan has been amended and substituted by:
The plan shall become effective upon its adoption by the Board. It shall continue in its effect for a term of (20) twenty years unless sooner terminated under Section 20 of the Plan.